Annual Report

Cover Page

Name of issuer:

Cornbread CBD, PBC

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: KY

Date of organization: 1/31/2019

Physical address of issuer:

4612 Schuff Ave
Louisville KY 40213

Website of issuer:

https://www.cornbreadhemp.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

61

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$6,188,863.00	$3,045,406.00
Cash & Cash Equivalents:	$2,380,280.00	$571,064.00
Accounts Receivable:	$166,532.00	$70,451.00
Current Liabilities:	$1,127,611.00	$460,233.00
Non-Current Liabilities:	$3,344,010.00	$1,716,435.00
Revenues/Sales:	$21,025,961.00	$11,972,997.00
Cost of Goods Sold:	$5,350,279.00	$2,466,193.00
Taxes Paid:	$4,043.00	$53.00
Net Income:	$848,506.00	($848,407.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY,

LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Cornbread CBD, PBC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
James C. Higdon, III	Chief Communications Officer	Cornbread Hemp	2019
Eric J. Zipperle	CEO	Cornbread Hemp	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
James C. Higdon, III	Vice President	2019
Eric J. Zipperle	President	2019

Eric J. Zipperle	President	2019
Eric J. Zipperle	CEO	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
James C. Higdon, III	287712.0 Common	44.4
Eric J. Zipperle	287712.0 Common	44.4

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from

registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Reliance on Third Party Growers. The Corporation will not grow hemp, and therefore the Corporation will rely upon licensed farmers to grow and provide the hemp. There can be no assurance that these farmers will be able to produce hemp in any given season, that they will comply with applicable laws, that they will be able to produce consistent, high quality hemp, or that they will sell an adequate supply of hemp to the Corporation's processors. Farmland availability, farmer availability, weather conditions, insects, human error, and government regulation and intervention are among many factors that could limit the production of hemp. Excessive demand for hemp by competitors, exclusive supply contracts with competitors, and high crop prices are among many factors that could impact the ability of the Corporation's processors to obtain the hemp raw material they need to produce their products. Furthermore, every hemp plant is different, and therefore every batch of hemp CBD products will be different. Thus, consistency in quality of both the hemp and the CBD product could be a problem.
>
> Role of Marketing Professionals. The success of the Corporation will depend in part upon the skill and marketing expertise of the Corporation's marketing professionals. There can be no assurance that such professionals will continue to be associated with the Corporation throughout the life of the Corporation or that replacements will perform well.
>
> Reliance on the Management Team. The Corporation will be managed by Eric J. Zipperle, as President, and James Cecil Higdon, III, as Vice President (the "Management Team"). The Corporation's future profitability will depend largely upon the business acumen of the Management Team generally, and the President specifically. The President has the power to fill any vacancies caused by the death, disability, or resignation of a member of the Management Team. Although additional persons may join the Corporation's Management Team, the Corporation's success is dependent in part on the continued availability to the Corporation of the services of the President. Likewise, the Corporation's success will depend, to a great extent, on the judgment and ability of the Management Team and its key personnel. The loss of the services of a member of the Management Team could have a materially adverse effect on the ability of the Management Team to successfully manage the Corporation's business.
>
> Marketing Risks. To date, CBD companies have been unable to take advantage of certain marketing tools like Google Adwords and Facebook Ads. Because of the nature of business of hemp companies, large corporations like Facebook and Google have refused to allow the marketing of such products. As such, there can be no assurance that the rules related to the current marketing model (Instagram) will not change. As the market changes every day, new rules and regulations are being implemented that could have a negative effect on the Corporation and its profitability.
>
> Restrictions on Promoting CBD Products. The FDA and the pharmaceutical industry have grown increasingly concerned at the proliferation of CBD products claiming to treat or cure certain diseases or conditions. Existing and future restrictions and controversies over what legally can and cannot be said about a CBD product could have a chilling effect on sales and could expose the Corporation to litigation. Furthermore, the lack of FDA regulations and the delay in enacting these regulations could suppress the growth of the CBD market generally, which could negatively impact the Corporation.
>
> Hemp Industry Risks Generally. The Corporation's business will be

subject to the risks inherent in the ownership and operation of hemp-related business. These risks include, but are not limited to, those associated with the burdens of ownership of a hemp related business; general and local economic conditions; changes in supply of and demand for hemp and hemp CBD products (as a result, for instance, of a market collapse); the financial resources of consumers; changes in hemp policy, environmental and other laws; supply shortages; various uninsured or uninsurable risks; natural disasters; changes in government regulations (such as shipping hemp products across state lines); changes in hemp related taxes; negative developments in the economy that depress buying activity; environmental liabilities; terrorist attacks; war; and other factors that are beyond the control of the Corporation's board of directors and officers ("Company Management").

Supply Chain Risks. Although the supply chain for the Corporation's products is largely contained within the Commonwealth of Kentucky, it does receive its labeling and packaging from vendors elsewhere in the United States. Additionally, the containers used by the Corporation for its product packaging (glass bottles, glass jars, plastic lids) are procured through the global supply chain. Certain disruptions of the global supply chain could affect availability and pricing of these materials.

Potential Regulation of the Hemp Industry. There has not been any significant discussion recently regarding enhanced governmental scrutiny and/or increased regulation of the hemp industry. However, it is uncertain what form and in what jurisdictions such enhanced scrutiny, if any, ultimately may take. As a result, there can be no assurance that the foregoing will not have an adverse impact on the Corporation or otherwise impede the Corporation's ability to effectively achieve its business objectives.

Problems with Shared State-Federal Regulatory Power. The Farm Bill contemplates the ability of a state government and the federal government to cooperate and effectively work together to facilitate the growth and maintenance of the CBD industry. Delays and breakdowns at the federal level, state level or both could adversely affect the Corporation.

Backlash from the Healthcare Industry. Existing players in the U.S. healthcare system who could lose sales volume or revenues due to increased sales of CBD products pose a continuing short-term and long-term threat to the CBD industry because of their tremendous financial resources and lobbying capabilities.

General Economic Conditions. The hemp industry generally and the success of the Corporation's business activities both will be affected by general economic and market conditions, as well as by changes in laws and national, international and state political and socioeconomic circumstances. A sustained downturn in the United States or global economy (or any particular segment thereof) could adversely affect the Corporation's profitability or impede the Corporation's ability to maintain or continue any growth in sales.

Market Conditions. The Corporation's strategy may be based, in part, upon the premise that qualifying hemp will be available for purchase by the Corporation at a price that the Corporation considers favorable. Further, the Corporation's strategy relies, in part, upon local hemp farmers outperforming other geographical areas. No assurance can be given that hemp CBD will always be obtainable at favorable prices or that the market for such hemp will hold in value, as the case may be, since this will depend, in part, upon events and factors outside the control of the Corporation.

Highly Competitive Market. The activity of buying a large amount of hemp CBD inventory for resale is highly competitive and involves a high degree of uncertainty. The Corporation will be competing for customers with other local and national hemp CBD brands, as well as the numerous large players that continue to enter the market every day. Hemp CBD is a limited commodity, and there can be no assurance that a large-scale retailer will not buy the entire supply, leaving small businesses out of business. There can be no assurance that governmental intervention into the market will not have a negative impact on the profitability and success of the Corporation.

Taxation and Other Causes of Price Increases. Federal, state and local governments may create and assess new forms of taxes on the sale, processing and/or storage of hemp and CBD products, thereby making the cost to the consumer prohibitive. As witnessed in the domestic tobacco industry, these taxes could substantially decrease the demand for the Corporation's products. Furthermore, because the Corporation anticipates selling a substantial portion of retail products to millennials, any factor that adversely impacts a millennial's disposable income could adversely impact the Corporation. Additionally, inflation and inflationary pressures in the economy could cause an increase in costs for materials and ingredients for the Corporation and decreased consumer confidence which could negatively impact the Corporation's growth.

No Assurance of Investment Return. The Corporation cannot provide assurance that the Corporation will be profitable, that it will be able to generate returns for its Shareholders, or that the returns will be commensurate with the risks of investing in the Stock. There can be no assurance that any Shareholder will receive any distribution from the Corporation. Accordingly, an investment in the Corporation should only be considered by persons who can afford a loss of their entire investment.

Public Benefit Corporation Risks. The Corporation is a public benefit corporation, meaning the Corporation takes into account the interest of all stakeholders, not just shareholders. As such, the Corporation will make decisions based on the morality and efficacy of the issue at hand, and not necessarily the profitability of such decisions. Therefore, there can be no assurance that the Corporation will continue to remain profitable after its social initiatives are accounted for and realized.

Dilution from Issuances of Additional Stock. If the Corporation issues additional shares of its stock other than in accordance with existing ownership percentages, a Shareholder's ownership interest in the Corporation will be diluted.

No Market for Stock; Restrictions on Transfers. Stock in the Corporation has not been registered under the 1933 Act, the securities laws of any U.S. state or the securities laws of any other jurisdiction and, therefore, cannot be sold unless they are subsequently registered under the 1933 Act and other applicable securities laws, or an exemption from registration is available. The Corporation does not contemplate making a registration under the 1933 Act or other securities laws. There is no public market for Stock in the Corporation, and one is not expected to develop. A Shareholder will not be permitted to assign, sell, exchange or transfer any of the Shareholder' Stock, except as provided in the Shareholder Agreement. Shareholders must be prepared to bear the risks of owning Stock for an extended period of time.

Insolvency and Lack of Liquidity. For a variety of reasons, it is possible that the Corporation may run out of cash prior to reaching a sales volume that yields sufficient cash inflow to pay the Corporation's debts and expenses as they come due in the ordinary course of business.

Unavailability of Insurance against Certain Catastrophic Losses. The Corporation intends to maintain property, commercial general liability and workers compensation insurance with limits and policy specifications that Company Management believes are customary for this industry. However, certain losses of a catastrophic nature, such as wars, natural disasters, terrorist attacks or other similar events, may be either uninsurable or, insurable at such high rates that to maintain such coverage would cause an adverse impact on the related Investments. In general, losses related

an adverse impact on the related investments. In general, losses related to terrorism are becoming harder and more expensive to insure. Most insurers are excluding terrorism coverage from their all-risk policies. In some cases, the insurers are offering significantly limited coverage against terrorist acts for additional premiums, which can increase greatly the total costs of casualty insurance for a property. As a result, the Corporation's business and properties may not be insured against terrorism.

Environmental Liabilities. The Corporation may be exposed to substantial risk of loss arising from the selling CBD products having undisclosed or unknown environmental, health or occupational safety issues, or arising from inadequate reserves, insurance or insurance proceeds for such matters that have been previously identified. Under various federal, state and local laws, ordinances and regulations, an owner of a hemp related business potentially may be liable to consumers purchasing products made from affected hemp. Such laws may now or hereafter impose joint and several liability, which can result in a party being obligated to pay for greater than its share, or even all, of the liability involved. Such liability also potentially could be imposed without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances. The presence of such substances may adversely affect the owner's ability to sell hemp products or to borrow funds using inventory as collateral, which could have an adverse effect on the Corporation's returns. The Corporation is also at risk of any catastrophic environmental event that may lead to a shortage of Kentucky grown hemp that would be detrimental to the availability of Cornbread CBD products.

Banking Risks. There have been many stories of certain banks suddenly shutting down and freezing certain accounts. A financial event may occur that will negatively impact the operation of the Corporation and its profitability. Such risks include having funds frozen by the Corporation's bank, shutting down the payment processor so that transactions fail to process, and charging higher prices to provide banking and financing services that may be out of the realm of profitability for the Corporation. Additionally, the Corporation may find it difficult to secure financing from traditional banking institutions because of the banking industry's skepticism of the CBD industry and insufficient collateral.

Trademark Risks. The U.S. Patent and Trademark Office does not issue patents or trademarks to hemp CBD businesses, citing the lack of regulations from the U.S. Food and Drug Administration. The Corporation has filed a trademark application for "Cornbread" and is the first company to do so. However, this proper filing of the appropriate paperwork might not prevent the Corporation from being forced to defend its exclusive use of the word "Cornbread" on consumer packaged goods.

Certification Risks. The Corporation holds a certificate from the USDA National Organic Program. The Corporation's good standing with consumers depends in part on maintaining this certification. In the past, the Corporation successfully defended itself against complaints made by competitors to the USDA organic program. Should the Corporation lose the ability to market itself as USDA organic, its revenues and profitability could suffer. This is also true of any other certification of license that the Corporation may receive in the future, including but not limited to: B Corp certification, GMP certification, hemp processor license, food safety certification, Leaping Bunny certification, etc.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No

the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	1,000,000	647,352	Yes
Preferred	1,000,000	243,336	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	108,375

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	U.S. Small Business Administration
Issue date	06/08/20
Amount	$54,200.00
Outstanding principal plus interest	$0.00 as of 12/30/24
Interest rate	3.75% per annum
Maturity date	06/09/50
Current with payments	Yes

On June 9, 2020, the Company executed the standard loan documents required for securing a loan (the "EIDL loan") from the United States Small Business Administration ("the SBA") under its Economic Injury Disaster Loan assistance program in light of the impact of the COVID-19 pandemic on the Company's business. The principal amount of the EIDL loan is $54,000, with proceeds to be used for working capital purposes. Interest on the EIDL loan accrues at the rate of 3.75% per annum and installment payments, including principal and interest, are due monthly beginning twenty-four months from the date of the EIDL loan in the amount of $265. The balance of principal and interest is payable thirty years from the date of the promissory note. In connection with the EIDL loan, the Company executed the EIDL loan documents, which include the SBA Secured Disaster Loan Note, dated June 9, 2020, and the Security Agreement, dated June 9, 2020, each between the SBA and the Company. This loan was secured by the assets of the Company and was paid off in full in September 2024

Loan

Lender	Lawrence Doyle
Issue date	04/14/21
Amount	$100.000.00

Outstanding principal plus interest	$0.00 as of 04/14/24
Interest rate	0.0% per annum
Maturity date	04/15/24
Current with payments	Yes

During 2021, the Company purchased from, Lawrence Doyle, a shareholder 71,928 shares common stock placed in treasury, payable in four annual installments of $25,000 with the first payment beginning in 2021. A non-interest bearing promissory note has been issued for the portion of the amount unpaid. This loan was unsecured and paid off in full in April 2024.

Loan

Lender	Gill Holland
Issue date	09/19/22
Amount	$300,000.00
Outstanding principal plus interest	$300,000.00 as of 12/30/24
Interest rate	7.0% per annum
Maturity date	09/30/25
Current with payments	Yes

Gill Holland, an investor, loaned the Company $300,000 in September 2022 to facilitate the down payment of the seller-financed acquisition of the assets of the Company's processing partner.

Loan

Lender	Henry Scott Baesler
Issue date	10/03/22
Amount	$900,000.00
Outstanding principal plus interest	$265,977.18 as of 12/30/24
Interest rate	6.0% per annum
Maturity date	09/30/25
Current with payments	Yes

This is the seller-financed portion of the acquisition of our processing partner. In October 2022, we purchased the assets of our processor for $1.5mm, paid for with $300,000 in cash and another $300,000 borrowed from investor Gill Holland for a $600,000 down payment, with the remaining $900,000 in this seller-financed instrument.

Loan

Lender	Republic Bank
Issue date	03/12/24
Amount	$145,000.00
Outstanding principal plus interest	$116,166.16 as of 12/30/24
Interest rate	8.65% per annum
Maturity date	03/12/28
Current with payments	Yes

This was an equipment loan to purchase an automated weigh filler for our gummy manufacturing process.

Loan

Lender	Small Business Administration
Issue date	12/19/24

Amount	$635,000.00
Outstanding principal plus interest	$635,000.00 as of 12/30/24
Interest rate	8.65% per annum
Maturity date	12/20/29
Current with payments	Yes

This is an SBA loan used to fund the buildout of our manufacturing operations in our Louisville facility.

Convertible Note

Issue date	12/30/24
Amount	$1,900,000.00
Interest rate	10.0% per annum
Discount rate	10.0%
Valuation cap	$45,000,000.00
Maturity date	10/05/25

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
10/2020	Regulation Crowdfunding	Convertible Note	$392,871	General operations
12/2022	Regulation D, Rule 506(b)	Preferred stock	$1,675,000	General operations
3/2023	Regulation Crowdfunding	Priced Round	$324,994	General operations
12/2024	Regulation D, Rule 506(b)	Convertible Note	$1,900,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

The fastest growing CBD brand in America.

Before Cornbread Hemp, there were no CBD brands (to our knowledge) that embraced the full history of cannabis in America. To solve this problem, Cornbread Hemp builds on Kentucky's 250-year cannabis tradition, even when it wasn't legal.

Milestones

Cornbread CBD, PBC was organized in the State of Kentucky in January 2019.

Since then, we have:

- Nearly doubled revenues every year

- Reached $28M gross revenue in 2024

- Raised $392K on Wefunder in 2020 from 900 investors; then raised $1.675M in 2022 and $1.9M in 2024 in Reg D.

- 6.5 LTV:CAC and over 70% gross margins

- USDA organic, GMP certified, third-party lab tested, FDA registered.

- Acquired our processing and manufacturing partner in October of 2022 to be vertically integrated.

- Consolidated all operations (including manufacturing) into one facility in 2024, increasing our capacity and streamlining operations

- Monthly automatic order subscriber more than doubled in 2024 and is growing at an average rate of more than 7% MoM growing at an average rate of more than 7% MoM.

- In 2024 we were recognized by the Inc. 5000 in several categories, including: 1) the 122nd fastest growing company in all categories; 2) the 9th fastest company in consumer packaged goods; 3) the fastest growing hemp company in the US; 4) the fastest growing company in Kentucky

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $21,025,961 compared to the year ended December 31, 2023, when the Company had revenues of $11,972,997. Our gross margin was 74.55% in fiscal year 2024, and 79.4% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $6,188,863, including $2,380,280 in cash. As of December 31, 2023, the Company had $3,045,406 in total assets, including $571,064 in cash.

- *Net Income.* The Company has had net income of $848,506 and net losses of $848,407 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $4,471,621 for the fiscal year ended December 31, 2024 and $2,176,668 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $2,658,287 in debt, $1,775,000 in equity, and $1,900,000 in convertibles.

We are exploring another debt fund raise to expand our clean room and purchase new equipment which will further increase our manufacturing capacity in order to meet our projected demand over the next two years.

Runway & Short/Mid Term Expenses

Cornbread CBD, PBC cash in hand is $2,008,059, as of March 2025. Over the last three months, revenues have averaged $3,100,788/month, cost of goods sold has averaged $705,184/month, and operational expenses have averaged $1,791,742/month, for an average net margin of $603,862 per month.

In 2024, our finances and operations have changed in the following ways: 1) We consolidated all operations (including manufacturing) to a single facility in Louisville allowing us to expand our capacity and streamline our processes. 2) Our expanded capacity has allowed us to increase our production, and our total headcount has nearly doubled to over 60 employees. 3) Our revenue has increased from $12M in 2023 to $21M (net) for 2024. 4) We have also raised an additional $1.9M in Reg D investments

Revenues and expenses (including COGS) for the next six months (Q1 & Q2 2024) are projected to be $17,918,740 and $16,284,702, respectively.

Yes, we achieved profitability in 2024 and expect it to continue going forward.

Besides Wefunder and previously listed investments, we have raised an additional $1.9M in the current seed round through Reg D investors. Our working capital has also increased to help fund short-term obligations.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds

of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, James C. Higdon, III, certify that:

(1) the financial statements of Cornbread CBD, PBC included in this Form are true and complete in all material respects ; and

(2) the financial information of Cornbread CBD, PBC included in this Form reflects accurately the information reported on the tax return for Cornbread CBD, PBC filed for the most recently completed fiscal year.

James C. Higdon, III
Chief Communications Officer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the “Proxy”). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors’ behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can

choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.cornbreadhemp.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Eric J. Zipperle
James C. Higdon, III

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Cornbread Hemp Subscription Agreement Final

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Eric J. Zipperle

James C. Higdon, III

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Cornbread CBD, PBC

By

Jim Higdon

Co-founder & CCO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jim Higdon

Co-founder & CCO

4/29/2025

Eric J. Zipperle

vice president

4/30/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.